Mail Stop 4561

December 11, 2008

U.S. Mail and facsimile to (808)554-0574.

Dean K. Hirata
Vice Chairman Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

      Re: Central Pacific Financial Corp.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2008
             File No. 001-31567

Dear Mr. Hirata:

      We have reviewed your response to our comment letter dated October 16, 2008, which was filed on October 29, 2008, and have the following additional comments.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, beginning on page 48

Note 1. Summary of Significant Accounting Policies, page 56

Reclassifications and Corrections, page 56

1.   Please refer to your response to prior comment 2 of our comment letter dated October 16, 2008. Regarding your proposed revisions to future filings, please include language that the correction of out of period amounts was also not material to the periods in which the errors originated, as set forth in your response. Also, please footnote the rate reconciliation table in future filings to disclose the quantitative effect of the corrections on the specific line item of your rate reconciliation.

Goodwill and Other Intangible Assets, page 59

2.   We note your response to prior comment 3 from our comment letter dated October 16, 2008 regarding the valuation methodologies used to determine the fair value of your reporting units. Please respond to the following questions regarding the different methodologies used:

- Tell us why you decided to only use one valuation methodology for your commercial real estate reporting unit and two methodologies (capitalized earnings and guideline company method) to determine the fair value of your Hawaii Market reporting unit.

- Tell us why you performed a more limited capitalized earnings method for determining the fair value of your Hawaii Market, as opposed to a discounted cash flows method.

- Tell us whether a control premium assumption was used in the guideline company method. If so, pleas tell us what the assumption was and how it was derived.

- Tell us how you selected the 10 publicly traded guideline companies. As part of your response, please tell us whether you assumed any different multiples for allocation methods to account for any differences between your Hawaii Market and the comparable companies.

- Tell us the fair values of the Hawaii Market reporting unit under both of your methodologies and whether you performed any analysis to understand any significant differences between the two methodologies. Additionally, please tell us how you ultimately arrived at the fair value estimate you arrived it (i.e. weighting of the two methodologies).

- Tell us why you increased the long-term growth rate assumption by 1.0% from December 31, 2007 to June 30, 2008 in your capitalized earnings methodology.

- Tell us what discount rates you used under the capitalized earnings methodology and how you arrived at those estimates.

- Tell us whether your capitalized earnings methodology contained any normalization adjustments and if so, how they impacted your analysis.

- Tell us the nature of the capital requirement charge under your capitalized earnings methodology, and how that impacts your analysis.

- Tell us the implied control premiums derived from the reconciliation to market capitalization you performed as of June 30, 2008 and December 31, 2007. Additionally, please provide us with more information about the research performed by SNL Financial related to control premiums.

- Tell us whether the report issued by Deloitte and Touche Financial Advisory Services, LLP (D&T) was a recommendation of value, or some lower value methodology such as calculation of value. Additionally, please tell us

3.   Please refer to your response to prior comment 2 of our October 16, 2008 letter. Regarding your core deposit premium, it is not clear to us why you assert in your response that none of the events or changes in circumstances set forth in paragraph 8 of SFAS 144 were present as these factors are similar to the ones that resulted in the review of the carrying amount of your goodwill for your Hawaiian operations as of June 30, 2008 and December 31, 2007. In this regard, it would appear that you performed at least one interim goodwill impairment test based on one of the events and circumstances outlined in paragraph 28 of SFAS 142. Please advise, including how you considered the change in business climate and legal factors as set forth in paragraph 8(c) of SFAS 144.

4.   Please refer to your response to prior comment 2 of our October 16, 2008 letter. In regards to your proposed future disclosures, please include in those disclosures a discussion of the following and provide us a draft of your proposed revisions:

- The fact that you had triggering events in interim period(s),

- The fact that you performed a reconciliation to market capitalization, disclosing the control premium used in that reconciliation and a discussion of why it was reasonable.

- Consider the need to include a discussion of the Hawaii Market reporting unit that addresses its sensitivity to fair market value changes and quantifies the amount of further deterioration in fair value that would be needed before you would be required to perform the second step of the goodwill impairment test.

Note 22. Fair Value of Financial Instruments, page 86

Loans, page 86

5.   Please refer to your response to prior comment 4 of our comment letter dated October 16, 2008. While it is not entirely clear from your response how your historical policy for measuring fair value of loans captures fair value based on the guidance in paragraph 61 of SFAS 107 because it seems you rely solely on the allowance for loan and lease losses to capture market premiums for credit risk, please tell us how your policy will change with the implementation of SFAS 157.

Form 10-Q for the period ended June 30, 2008

6.   Please refer to your response to prior comment 5 of our comment letter dated October 16, 2008. Please tell us and revise future filings to discuss the nature of the collateral underlying your privately issued mortgaged backed-securities, their credit ratings and absence or existence of any associated credit enhancements.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief